Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,549 Registration Statement Nos. 333-221595; 333-221595-01 Dated February 1, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Auto-Callable Securities due March 4, 2020

All Payments on the Securities Based on the Performance of the S&P 500® Index

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	February 28, 2019
Original issue date:	March 5, 2019 (3 business days after the pricing date)
Maturity date:	March 4, 2020
Early redemption:

If, on any of the three redemption determination dates, beginning on May 28, 2019, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of the underlying index is below the initial index value on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Contingent quarterly coupon:

A contingent coupon at an annual rate of 9.00% to 11.00% (corresponding to approximately $22.50 to $27.50 per quarter per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date but only if the closing value of the underlying index is at or above the coupon barrier level on the related observation date.

If, on any observation date, the closing value of the underlying index is less than the coupon barrier level, we will pay no coupon for the applicable quarterly period.

Trigger event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the final observation date, the closing level of the underlying index is less than the downside threshold level.
Payment at maturity:

At maturity, investors will receive, in addition to the final contingent quarterly coupon payment, if payable, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any index business day from but excluding the pricing date to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any index business day from but excluding the pricing date to and including the final observation date: (i) the stated principal amount multiplied by (ii) the index performance factor, subject to a maximum payment at maturity of the stated principal amount.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $983.10 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
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Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Instead, the securities will pay a contingent quarterly coupon but only if the index closing value of the underlying index is at or above the coupon barrier level of 80% of the initial index value on the related observation date. If, however, the index closing value of the underlying index is less than the coupon barrier level on any observation date, we will pay no interest for the related quarterly period. In addition, the securities will be automatically redeemed if the index closing value of the underlying index is greater than or equal to the initial index value on any of the three quarterly redemption determination dates for the early redemption payment equal to the sum of the stated principal amount plus the related contingent quarterly coupon. At maturity, if the securities have not previously been redeemed and the index closing value of the underlying index has remained greater than or equal to 80% of the initial index value, which we refer to as the downside threshold level, on each index business day during the term of the securities, the payment at maturity will be the stated principal amount and the related contingent quarterly coupon. If, however, the index closing value of the underlying index is less than the downside threshold level on any index business day during the term of the securities, a trigger event will have occurred and investors will be fully exposed to the decline in the underlying index on a 1-to-1 basis and, if the final index value of the underlying index is less than the initial index value, investors will receive a payment at maturity that is less than the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent quarterly coupons throughout the 1 -year term of the securities. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no quarterly coupons over the entire 1-year term. Investors will not participate in any appreciation of the underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319001331/dp101710_fwp-ps1549.htm

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Redemption determination dates:	Quarterly, beginning May 28, 2019, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Quarterly, beginning May 31, 2019, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon barrier level:	80% of the initial index value
Downside threshold level:	80% of the initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the final observation date
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that contingent quarterly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Quarterly, as set forth under “Observation Dates, Coupon Payment Dates and Early Redemption Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to February 28, 2020 as the final observation date.
CUSIP / ISIN:	61768DK53 / US61768DK530
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	The securities do not provide for the regular payment of interest.

•	The contingent quarterly coupon, if any, is based on the value of the underlying index on only the related quarterly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in the underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	Not equivalent to investing in the underlying index.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 1.25-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent quarterly coupon is paid with respect to an observation date and how to calculate the payment at maturity if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether you receive a contingent quarterly coupon will be determined by reference to the index closing value of the underlying index on each quarterly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the index closing value of the underlying index throughout the term of the securities. The actual initial index value, coupon barrier level and downside threshold level for the underlying index will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Hypothetical Contingent Quarterly Coupon:

10.00% per annum (corresponding to approximately $25.00 per quarter per security, the midpoint of the range set forth on the cover of this document)*

With respect to each coupon payment date, a contingent quarterly coupon is paid but only if the index closing value of the underlying index is at or above the coupon barrier level on the related observation date.

Automatic Early Redemption:	If the index closing value of the underlying index is greater than or equal to the initial index value on any of the three quarterly redemption determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent quarterly coupon with respect to the related observation date.
Trigger event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the final observation date, the closing level of the underlying index is less than the downside threshold level. If a trigger event occurs on any index business day during the term of the securities, investors will be exposed to the downside performance of the underlying index at maturity.
Payment at Maturity (if the securities have not been automatically redeemed early):

At maturity, investors will receive, in addition to the final contingent quarterly coupon payment, if payable, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any index business day from but excluding the pricing date to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any index business day from but excluding the pricing date to and including the final observation date: (i) the stated principal amount multiplied by (ii) the index performance factor, subject to a maximum payment at maturity of the stated principal amount.

If a trigger event occurs and the final index value of the underlying index is less than the initial index value, the payment at maturity will be less than the stated principal amount of the securities and could be zero.

Under no circumstances will investors participate in any appreciation of the underlying index.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	2,500
Hypothetical Coupon Barrier Level:	2,000, which is 80% of the hypothetical initial index value
Hypothetical Downside Threshold Level:	2,000, which is 80% of the hypothetical initial index value

* The actual contingent quarterly coupon will be an amount determined by the calculation agent based on the actual contingent quarterly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical contingent quarterly coupon of $25.00 is used in these examples for ease of analysis.

How to determine whether a contingent quarterly coupon is payable with respect to an observation date:

	Closing Level	Contingent Quarterly Coupon
Hypothetical Observation Date 1	2,100 (at or above coupon barrier level)	$25.00
Hypothetical Observation Date 2	1,400 (below coupon barrier level)	$0

On hypothetical observation date 1, the underlying index closes at or above the coupon barrier level. Therefore a contingent quarterly coupon of $25.00 is paid on the relevant coupon payment date.

On hypothetical observation date 2, the underlying index closes below the coupon barrier level, and, accordingly, no contingent quarterly coupon is paid on the relevant coupon payment date.

You will not receive a contingent quarterly coupon on any coupon payment date if the closing level of the underlying index is below the coupon barrier level on the related observation date.

How to calculate the payment at maturity (if the securities have not been automatically redeemed early):

Example 1: A trigger event HAS NOT occurred.

Final Index Value		3,000

Payment at Maturity	=	$1,000.00 + $25.00 (contingent quarterly coupon for the final quarterly period)
	=	$1,025.00

In example 1, the index closing value of the underlying index is at or above the downside threshold level on each index business day during the term of the securities. The final index value is 3,000, which is above the coupon barrier level. Therefore, a trigger event has not occurred and investors receive at maturity the stated principal amount of the securities and the contingent quarterly coupon with respect to the final observation date. However, investors do not participate in any appreciation of the underlying index.

Example 2: A trigger event HAS occurred.

Final Index Value		2,200

Payment at Maturity	=	$25.00 (contingent quarterly coupon for the final quarterly period) + [$1,000 x index performance factor of the worst performing underlying index, subject to a maximum of the stated principal amount]
	=	$25.00 + [$1,000 x (2,200 / 2,500)]
	=	$905.00

In example 2, the index closing value of the underlying index is below the downside threshold level on one or more index business days during the term of the securities. The final index value of the underlying index is 2,200, which is above the coupon barrier level. However, because a trigger event has occurred, investors are exposed to the downside performance of the underlying index at maturity. Because the final index value of the underlying index is greater than the coupon barrier level, investors receive the contingent quarterly coupon with respect to the final observation date. The payment at maturity would be calculated as $25.00 + [$1,000 x (2,200 / 2,500)] = $905.00.

Example 3: A trigger event HAS occurred.

Final Index Value		1,000

Payment at Maturity	=	$1,000 x index performance factor of the worst performing underlying index
	=	$1,000 x (1,000 / 2,500) = $400
	=	$400

In example 3, the index closing value of the underlying index is below the downside threshold level on one or more index business days during the term of the securities. Therefore, a trigger event has occurred, and investors are exposed to the downside performance of the underlying index at maturity. Because the final index value of the underlying index of 1,000 is below the coupon barrier level, investors do not receive the contingent quarterly coupon with respect to the final observation date. The payment at maturity would be calculated as $1,000 x (1,000 / 2,500) = $400.

If a trigger event occurs on any index business day during the term of the securities, investors will have full downside exposure to the underlying index at maturity. Under these circumstances, if the final index value of the underlying index is less than the initial index value, investors will lose some or all of their investment in the securities.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through January 28, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.
S&P 500® Index Daily Closing Values January 1, 2014 to January 28, 2019